

January 19, 2016

Mail Stop 3561

<u>Via U.S. Mail</u>
James G. Conroy
Chief Executive Officer
Boot Barn Holdings, Inc.
15776 Laguna Canyon Rd.
Irving, CA 92618

> **Re: Boot Barn Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended March 28, 2015**
> **Filed May 29, 2015**
> **File No. 001-36711**

Dear Mr. Conroy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 28, 2015
Consolidated Financial Statements and Supplementary Data, page 63
Notes to Consolidated Financial Statements, page 69
Note 2. Summary of Significant Accounting Policies, page 70

Customer Loyalty Program, page 74

1. We note your disclosure that the provisions and award redemptions previously reported for fiscal years 2014 and 2013 were corrected by $5.4 million and $1.9 million, respectively, to reflect current year activity. Please provide us with a detailed discussion of the reasons for the corrections and the events that led to the corrections. Also, as applicable, please tell us how you considered the guidance of FASB ASC 250 and the impact of these corrections on your assessment of internal controls.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at (202) 551-3398 if you have questions regarding our comment.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining